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                                                  FILED PURSUANT TO RULE 433
                                                  REGISTRATION NO. 333-136641
                                                  AUGUST 15, 2006
TECK COMINCO LIMITED
TREASURY OFFERING OF CLASS B SUBORDINATE VOTING SHARES
PRELIMINARY TERMS & CONDITIONS - SUBJECT TO COMPLETION
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ISSUER:                       Teck Cominco Limited

ISSUE:                        Approximately  74  million  Class  B  Subordinate
                              Voting Shares ("Shares").

AMOUNT:                       Approximately C$5.725 billion.

ISSUE PRICE:                  C$[o] / US$[o]  per  Share,  to be  priced in the
                              context of the market.

USE OF PROCEEDS:              Net  proceeds  of the  offering  will  be used to
                              partially fund the acquisition of the shares of Inco Limited.

LISTING: The shares trade on the Toronto Stock Exchange under the symbol "TCK.B" and on The New York Stock Exchange under the symbol "TCK".

FORM OF OFFERING:             Public  offering in all provinces and territories
                              of Canada by way of short form prospectus and in the United States by way of a registration statement filed pursuant to MJDS.

FORM OF UNDERWRITING:         Subject  to  an  underwriting   agreement  to  be
                              executed  on   approximately   August  23,  2006,
                              containing   mutually   acceptable    termination
                              options (including "disaster out"; "regulatory out"; the absence of any adverse change with respect to the Issuer or Inco Limited that would be material and adverse to the Issuer and Inco
                              Limited on a combined basis; and the fulfilment of the conditions contained in the Issuer's offer to purchase all of the outstanding common shares of Inco Limited (the "Inco Offer")) running to
                              Closing.

ELIGIBILITY FOR INVESTMENT:   Eligible  under the usual  Canadian  statutes  as
                              well as for RRSPs, RESPs, RRIFs and DPSPs.

JOINT BOOKRUNNERS:            BMO Capital  Markets,  Merrill Lynch Canada Inc.,
                              TD  Securities  Inc. and CIBC World  Markets Inc.
                              (and their respective U.S. and international affiliates).

CLOSING CONDITION:            The  closing of the  offering  will be subject to
                              all of the conditions of the Inco Offer having been satisfied or waived and the Issuer having announced that it will take up and pay for the shares deposited under the Inco Offer.

PRICING:                      August 16, 2006 (prior to market open)

EXPIRY OF INCO OFFER:         On or about August 30, 2006

CLOSING OF ISSUE:             Expected September 1, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets collect at 1-212-702-1969 or Merrill Lynch & Co., Inc collect at 1-212- 449-4600 or TD Securities collect at 1-212-827-7879 or CIBC World Markets Corp. collect at 1-212-667-7163.

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BMO CAPITAL MARKETS     MERRILL LYNCH      TD SECURITIES     CIBC WORLD MARKETS